August 2, 2024

Xiaodong Wang
Chief Executive Officer
Future Vision II Acquisition Corp.
Xiandai Tongxin Building
201 Xin Jinqiao Road, Rm 302
Pudong New District
Shanghai, China

       Re: Future Vision II Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed on August 1, 2024
           File No. 333-280356
Dear Xiaodong Wang:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Cover page

1. We note your disclosure on the cover page and elsewhere that EF Hutton is acting as your financial advisor in connection with the offering. Please include disclosure in the prospectus regarding the nature of the advisory services and what consideration you will pay and its source in exchange for these services.
       Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.
 August 2, 2024
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction
cc:   Debbie Klis